EXHIBIT 1

First Manhattan Co.
399 Park Avenue
New York, NY 10022

July 1, 2013

Mr. Tony P. Zook
129 Rossmore Drive
Malverne, PA 19355

Dear Tony:

As you are aware, First Manhattan Co. and its affiliates (collectively, "First Manhattan") are nominating nine nominees (the "Nominees") for election at the upcoming Annual Meeting of VIVUS, Inc. (the "Company") to replace the current Board of Directors of the Company (the "Board"). If First Manhattan is successful in electing the Nominees to constitute at least a majority of the Board, the Nominees intend to cause the Company to make you an offer of employment as the Chief Executive Officer of the Company. The offer of employment would include the following terms and conditions:

•	An initial term of four (4) years, renewing annually thereafter unless either party provides notice of nonrenewal;
•	A base salary of $650,000;
•	A target bonus opportunity equal to eighty percent (80%) of base salary, subject to the achievement of performance objectives established by the Company's Compensation Committee;
•	An initial stock option grant of one million shares with an exercise price equal to the fair market value of a share on the date of grant. The stock options would vest with respect to one-third (1/3rd) of the shares on the first anniversary of the date of grant and with respect to 1/36 of the shares each month thereafter, subject to your continued employment. The stock options would accelerate upon a change in control;
•	Eligibility for subsequent equity grants, as determined by the Company's Compensation Committee;
•	Relocation package up to $100,000 and a car allowance would be available as well as other compensation programs consistent with senior executives of the Company (approximately $12,000 for 2013);
•	Employee benefits applicable to other senior executives of the Company; provided that you may elect to either (x) receive reimbursement for COBRA premiums from your prior employer until you cease to be eligible for such coverage or (y) receive such benefits under Company benefit plans. Four (4) weeks vacation per year;
•	Customary restricted covenants (including noncompetition with respect to selling or developing obesity drugs, nonsolicitation, confidentiality, inventions and nondisparagement) (All covenants to be limited in duration to a customary period and in all events the nonompetition and nonsolicitation provisions to be limited in duration to 12 months post employment);

•	Indemnification and coverage under the Company's D&O policy.

Please countersign this letter below to confirm your intent to accept the offer of employment if made, and to confirm (1) your understanding that we can publicly disclose the Nominees' intention to offer you the position of CEO, and your desire to accept the position, and (2) your willingness to meet and speak with shareholders of the Company, at our expense, prior to the Annual Meeting. First Manhattan hereby agrees to defend and indemnify you and hold you harmless with respect to any third party claims that may arise out of your reasonable activities in this regard or the activities of First Manhattan with respect to the Company.

This letter does not constitute a binding offer of employment, but is an indication of the Nominees' intent if they constitute at least a majority of the Board. You acknowledge that any final determination to make you an offer of employment is subject to a decision by the Board in the exercise of its fiduciary duties. In addition, any offer would be subject to (x) a representation that you are not subject to any agreement that would inhibit your ability to perform your duties to the Company, (y) a customary background check and (z) the negotiation and execution of mutually agreeable definitive documentation between you and the Company. If you have any questions please do not hesitate to contact me.

Sincerely,

/s/ Sam Colin, MD

Sam Colin, MD

Senior Managing Director

Agreed:

/s/ Tony P. Zook_______________

Tony P. Zook